UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Atlas Energy Solutions Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

642045108

(CUSIP Number)

Ben M. Brigham

5918 W. Courtyard Drive, Suite 500

Austin, Texas 78730

(512) 220-1200

With a copy to:

Douglas E. McWilliams

Thomas G. Zentner

Vinson & Elkins L.L.P.

200 West 6th Street, Suite 2500

Austin, Texas 78701

(512) 542-8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 642045108

1.	Name of reporting person Anne and Bud Oil & Gas Unvested LLC
2.	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Texas

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,800,000(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,800,000(1)

11.	Aggregate amount beneficially owned by each reporting person 3,800,000(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 3.8%(2)
14.	Type of reporting person OO (Limited Liability Company)

(1)

Reported shares of common stock of the Issuer, par value $0.01 per share (“Common Stock”), are held directly by Anne and Bud Oil & Gas Unvested LLC (“Anne and Bud Unvested”). Ben M. Brigham is the manager of Anne and Bud Unvested and may, therefore, be deemed to beneficially own the shares that are reported as beneficially owned by Anne and Bud Unvested.

(2)

This calculation is based on a total of 100,025,584 shares of Common Stock outstanding as of October 30, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 (the “Quarterly Report”), filed with the U.S. Securities and Exchange Commission on October 31, 2023.

CUSIP No. 642045108

1.	Name of reporting person Anne and Bud Oil & Gas Vested LLC
2.	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Texas

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 9,968,045(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 9,968,045(1)

11.	Aggregate amount beneficially owned by each reporting person 9,968,045(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 10.0%(2)
14.	Type of reporting person OO (Limited Liability Company)

(1)

Reported shares of Common Stock are held directly by Anne and Bud Oil & Gas Vested LLC (“Anne and Bud Vested”). Ben M. Brigham is the manager of Anne and Bud Vested and may, therefore, be deemed to beneficially own the shares that are reported as beneficially owned by Anne and Bud Vested.

(2)	This calculation is based on a total of 100,025,584 shares of Common Stock outstanding as of October 30, 2023, as reported by the Issuer in the Quarterly Report.

CUSIP No. 642045108

1.	Name of reporting person Brigham Children’s Family LP
2.	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Texas

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 896,290(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 896,290(1)

11.	Aggregate amount beneficially owned by each reporting person 896,290(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0.9%(2)
14.	Type of reporting person PN (Partnership)

(1)

Reported shares of Common Stock are held directly by Brigham Children’s Family LP (“Brigham Children’s LP”). Mr. Brigham is the co-manager of BCFP GP, LLC (“BCFP GP”), which is the general partner of Brigham Children’s LP. Therefore, each of Mr. Brigham and BCFP GP may be deemed to beneficially own the shares that are reported as beneficially owned by Brigham Children’s LP.

(2)	This calculation is based on a total of 100,025,584 shares of Common Stock outstanding as of October 30, 2023, as reported by the Issuer in the Quarterly Report.

CUSIP No. 642045108

1.	Name of reporting person BCFP GP, LLC
2.	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Texas

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 896,290(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 896,290(1)

11.	Aggregate amount beneficially owned by each reporting person 896,290(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0.9%(2)
14.	Type of reporting person OO (Limited Liability Company)

(1)

Reported shares of Common Stock are held directly by Brigham Children’s LP. Mr. Brigham is the co-manager of BCFP GP, which is the general partner of Brigham Children’s LP. Therefore, each of Mr. Brigham and BCFP GP may be deemed to beneficially own the shares that are reported as beneficially owned by Brigham Children’s LP.

(2)	This calculation is based on a total of 100,025,584 shares of Common Stock outstanding as of October 30, 2023, as reported by the Issuer in the Quarterly Report.

CUSIP No. 642045108

1.	Name of reporting person Ben M. Brigham
2.	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 318,880(1)
	8.	Shared voting power 44,791,490(2)
	9.	Sole dispositive power 318,880(1)
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 45,110,370(1)(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 45.1%(3)
14.	Type of reporting person IN

(1)	Reported shares of Common Stock are held directly by Mr. Brigham.
(2)

Includes (a) 3,800,000 shares of Common Stock held directly by Anne and Bud Unvested, (b) 9,968,045 shares of Common Stock held directly by Anne and Bud Vested and (c) 896,290 shares of Common Stock held directly by Brigham Children’s LP. Mr. Brigham is the manager of Anne and Bud Unvested, the manager of Anne and Bud Vested and the co-manager of BCFP GP, which is the general partner of Brigham Children’s LP. Therefore, Mr. Brigham may be deemed to share the right to direct the voting or disposition of the shares directly held by Anne and Bud Unvested, Anne and Bud Vested and Brigham Children’s LP. Mr. Brigham disclaims beneficial ownership of the reported shares except to the extent of his pecuniary interest therein. Additionally, as a result of the Amended and Restated Stockholders’ Agreement (the “A&R Stockholders’ Agreement”) described in Item 5 below, Mr. Brigham may be deemed to have shared voting power with respect to an additional 30,127,155 shares of Common Stock with respect to the matters covered by the A&R Stockholders’ Agreement.

(3)	This calculation is based on a total of 100,025,584 shares of Common Stock outstanding as of October 30, 2023, as reported by the Issuer in the Quarterly Report.

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (the “SEC”) on October 12, 2023 by and on behalf of Anne and Bud Oil & Gas Vested LLC (“Anne and Bud Vested”), Brigham Children’s Family LP (“Brigham Children’s LP”), BCFP GP, LLC (“BCFP GP”) and Ben M. Brigham (each, a “Reporting Person”) with respect to the Common Stock, par value $0.01 per share (“Common Stock”), of Atlas Energy Solutions Inc., a Delaware corporation (f/k/a New Atlas HoldCo Inc.) (the “Issuer”), and Amendment No. 1 (“Amendment No. 1”) thereto filed on October 26, 2023 (as amended, the “Schedule 13D”).

Item 2. Identity and Background.

Item 2(a), (b), (c) and (f) of the Schedule 13D are hereby amended as provided below.

(a) Item 2(a) of the Schedule 13D is hereby amended and supplemented to include Anne and Bud Oil & Gas Unvested LLC (“Anne and Bud Unvested”) as a Reporting Person. The agreement among the Reporting Persons to file jointly is amended to add Anne and Bud Unvested and is attached hereto as Exhibit 4.

(b) Item 2(b) of the Schedule 13D is hereby amended and supplemented to state that the address of the principal business office of Anne and Bud Unvested is 3806 Spirit Lake Cove Austin, TX 78746.

(c) Item 2(c) of the Schedule 13D is hereby amended and supplemented to state that Anne and Bud Unvested is a manager-managed limited liability company with the principal business of holding various investments on behalf of its members.

(f) Item 2(f) of the Schedule 13D is hereby amended and supplemented to state that Anne and Bud Unvested is a limited liability company organized under the laws of the State of Texas.

Item 5. Interest in Securities of the Issuer

(c) Item 5(c) of the Schedule 13D is hereby amended to insert the following as a new final paragraph therein:

Additionally, on October 31, 2023, Mr. Brigham transferred an aggregate of 2,020 shares of Common Stock to certain others of his relatives for no consideration.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to insert the following as a new final paragraph therein:

On October 30, 2023, Mr. Brigham contributed 3,800,000 shares of Common Stock to Anne and Bud Oil & Gas, LP (“Anne and Bud LP”), of which Mr. Brigham is a limited partner, and Anne and Bud LP subsequently contributed such shares to Anne and Bud Unvested. On November 1, 2023, pursuant to Section 4.9(b) of the A&R Stockholders’ Agreement, Anne and Bud Unvested became a party to the A&R Stockholders’ Agreement as a Principal Stockholder. Mr. Brigham continues to be deemed to share the right to direct the voting or disposition of the shares of Common Stock now directly held by Anne and Bud Unvested. Accordingly, this transaction resulted in no change in the beneficial ownership of Common Stock reported by Mr. Brigham, as compared to the percentage ownership reported in Amendment No. 1.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by replacing Exhibit No. 3 to Amendment No. 1 and Exhibit No. 4 to the Original 13D with the Exhibits No. 3 and No. 4 attached hereto:

Exhibit No.	Description

3	Amended and Restated Stockholders’ Agreement, dated October 2, 2023, by and between the Issuer, Old Atlas, and the signatories thereto.

4	Amended Joint Filing Agreement, dated as of November 1, 2023.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: November 1, 2023

/s/ Ben M. Brigham, by Dathan C. Voelter as attorney-in-fact

ANNE AND BUD OIL & GAS UNVESTED LLC

By:	/s/ Ben M. Brigham, by Dathan C. Voelter as attorney-in-fact
Name:	Ben M. Brigham
Title:	Manager

ANNE AND BUD OIL & GAS VESTED LLC

By:	/s/ Ben M. Brigham, by Dathan C. Voelter as attorney-in-fact
Name:	Ben M. Brigham
Title:	Manager

BCFP GP, LLC

By:	/s/ Ben M. Brigham, by Dathan C. Voelter as attorney-in-fact
Name:	Ben M. Brigham
Title:	Co-Manager

BRIGHAM CHILDREN’S FAMILY LP
By:	BCFP GP, LLC, its General Partner

By:	/s/ Ben M. Brigham, by Dathan C. Voelter as attorney-in-fact
Name:	Ben M. Brigham
Title:	Co-Manager

[Signature Page to Schedule 13D]